                                                                   EXHIBIT 99.8

                             (LOGO OF MERISEL(SM))

                                                           September [  ], 1997

Dear Stockholder:

  Enclosed you will find a Supplement (the "Supplement") to the Proxy Statement/Prospectus, dated July 31, 1997 (the "Proxy Statement/Prospectus"), which describes several important recent developments that you should consider when voting on the matters to be considered at the Special Meeting of Stockholders which has been rescheduled to be held at 10:00 a.m., Los Angeles time, on September 18, 1997 at the Company's headquarters located at 200 Continental Boulevard, El Segundo, California (the "Stockholders' Meeting") and on the prepackaged plan of bankruptcy described in the Proxy Statement/Prospectus (the "Prepackaged Plan").

  As described in the Supplement, Merisel, Inc. (the "Company") has recently received a revised proposal (the "Revised Stonington Proposal") from Stonington Partners, Inc. ("Stonington"). Pursuant to the terms of the Revised Stonington Proposal, as an alternative to a direct equity investment of $152 million in the Company, Stonington would lend $152 million to the Company in the form of a convertible debt instrument in order to refinance substantially all of the indebtedness of the operating subsidiaries of the Company. A portion of this debt would be immediately convertible into 19% of the common stock of the Company and the remainder of the debt would be convertible (subject to stockholder approval in a separate stockholders' meeting) into shares of common stock that, together with the initial conversion amount, would aggregate 62.4% of the common stock of the Company. Under the Revised Stonington Proposal, existing Stockholders would retain 37.6% of the common stock of the Company.

  This proposal differs significantly from the financial restructuring described in the Proxy Statement/Prospectus (the "Restructuring") and being voted upon at the Stockholders' Meeting. Under the Restructuring, stockholders would retain 20% of the common equity of the Company and would receive, for each share of common stock held, certificates for .0875 of each of two series of warrants to purchase, in the aggregate, an additional 17.5% of the common stock of the Company outstanding immediately after the Restructuring at exercise prices per share (after giving effect to the proposed one-for-five reverse stock split) of $7.15 and $8.68, respectively. Upon exercise of the Warrants, existing Stockholders would own 31.9% of the New Common Stock.

  IN EVALUATING THESE TWO PROPOSALS, THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD") HAS DETERMINED THAT THE REVISED STONINGTON PROPOSAL IS SIGNIFICANTLY MORE ATTRACTIVE TO THE STOCKHOLDERS IN ECONOMIC TERMS THAN THE RESTRUCTURING AND, IN LIGHT OF THE COMPANY'S INABILITY TO NEGOTIATE AN IMPROVEMENT IN THE TERMS OF THE RESTRUCTURING, THE BOARD HAS WITHDRAWN ITS RECOMMENDATION RELATING TO THE STOCKHOLDER VOTE APPROVING THE ISSUANCE OF 80% OF THE COMPANY'S COMMON STOCK IN THE RESTRUCTURING (THE "NEW COMMON STOCK ISSUANCE") AND ACCEPTING THE PREPACKAGED PLAN. THE BOARD CONTINUES TO RECOMMEND THE PROPOSED AMENDMENT TO THE COMPANY'S CHARTER (THE "CHARTER AMENDMENT"), WHICH WOULD EFFECT A ONE-FOR-FIVE REVERSE STOCK SPLIT, BECAUSE IT WOULD PROVIDE THE COMPANY WITH MORE SHARES OF AUTHORIZED STOCK TO ISSUE IN ANY FINANCIAL RESTRUCTURING WHICH MAY TAKE PLACE INCLUDING, BUT NOT LIMITED TO, THE RESTRUCTURING.

  The Revised Stonington Proposal is subject to certain conditions, including execution of definitive agreements and a negative stockholder vote on the Restructuring or the termination of the Limited Waiver and Voting Agreement, dated April 14, 1997 (the "Limited Waiver Agreement") in accordance with its terms. If either of these events occurs, the Company intends to enter into definitive agreements with respect to the Revised Stonington Proposal as soon as possible thereafter. Alternatively, the Company may consider other means of refinancing its indebtedness. Stonington has advised the Company that all funds necessary to fund the Revised Stonington Proposal are presently available.

  Stockholders should be aware that rejection of the Restructuring involves certain risks. The Ad Hoc Noteholders' Committee (the "Ad Hoc Noteholders' Committee") of holders of the Company's 12 1/2% of Senior

Notes due 2004 (the "12.5% Notes") has informed the Company of its belief that the Limited Waiver Agreement requires the Board to recommend the New Common Stock Issuance and the Charter Amendment. Furthermore, the Ad Hoc Noteholders' Committee has interpreted the Limited Waiver Agreement to require the Company to file the Prepackaged Plan and, if the Prepackaged Plan is not accepted by the requisite number of Stockholders, to seek confirmation pursuant to the "cramdown" provisions of Section 1129(b) of the Bankruptcy Code if any of the conditions to the Exchange Offer (as described in the Proxy Statement/Prospectus) are not met.

  The Company strongly disputes these interpretations of the Limited Waiver Agreement and is seeking a declaratory judgment in Delaware Chancery Court confirming its interpretation of the Company's duties under the Limited Waiver Agreement. However, it is almost certain that the court will not rule before the Stockholders' Meeting.

  ACCORDINGLY, THE BOARD BELIEVES THAT STOCKHOLDERS SHOULD MAKE THEIR OWN DECISION REGARDING THE BENEFITS AND RISKS OF THE RESTRUCTURING AND HAS DECIDED TO WITHDRAW ITS RECOMMENDATION AND NOT TO TAKE A POSITION WITH RESPECT TO THE STOCKHOLDER VOTES ON THE NEW COMMON STOCK ISSUANCE AND THE PREPACKAGED PLAN. HOWEVER, STOCKHOLDERS SHOULD BE AWARE THAT DUE TO THE SIGNIFICANT DISPARITY IN VALUE BETWEEN THE RESTRUCTURING AND THE REVISED STONINGTON PROPOSAL, THE INDIVIDUAL MEMBERS OF THE BOARD AND SENIOR MANAGEMENT OF THE COMPANY THAT OWN COMMON STOCK OF THE COMPANY HAVE INFORMED THE COMPANY THAT THEY INTEND TO VOTE THEIR SHARES AGAINST THE NEW COMMON STOCK ISSUANCE AND THE PREPACKAGED PLAN.

  The following table summarizes the Board's positions described above with respect to the Stockholder votes on each of the Proposals and the solicitation of acceptances with respect to the Prepackaged Plan:

     ITEM:                                               BOARD POSITION:
     -----                                               ---------------
     Charter Amendment.................................. Recommends a vote "FOR"
     New Common Stock Issuance.......................... Neutral
     Stock Award and Incentive Plan..................... Recommends a vote "FOR"
     Prepackaged Plan................................... Neutral

  You should carefully consider the information contained in the Supplement, whether or not you have signed and returned your ballot relating to the Prepackaged Plan and proxy relating to the proposals to be considered and voted upon at the Stockholders' Meeting. A properly completed and signed proxy or ballot that has been previously returned will continue to be valid and will be voted at the Stockholders' Meeting or counted with respect to the Prepackaged Plan, respectively, unless revoked by such stockholders prior to the Stockholders' Meeting or Voting Deadline, respectively. Proxies or ballots may be revoked by returning a proxy or ballot, respectively, bearing a later date or, for proxies, by giving written notice of revocation to the Secretary of the Company or by attending the Stockholders' Meeting and voting in person. If you have already signed and returned a properly completed ballot for the Prepackaged Plan, that ballot will continue to be valid and will be counted unless revoked before 5:00 p.m., New York City time, on September 18, 1997 by returning a ballot bearing a later date or by giving written notice of revocation to the Voting Agent. An additional proxy and ballot are enclosed herewith. The record date of July 22, 1997 for the proposals to be voted upon at the Stockholders' Meeting and the solicitation of acceptances for the Prepackaged Plan will remain the same.

  FOR A COMPLETE DISCUSSION OF THESE NEW DEVELOPMENTS AND RELATED MATTERS, PLEASE READ THE ATTACHED SUPPLEMENT. STOCKHOLDERS SHOULD CONSIDER THESE NEW DEVELOPMENTS CAREFULLY BEFORE VOTING ON THE PROPOSALS OR ON THE PREPACKAGED PLAN OR DECIDING WHETHER TO CHANGE THEIR VOTE ON THE PROPOSALS OR THE PREPACKAGED PLAN.
                                          Sincerely,

                                          /s/ Dwight A. Steffensen

                                          Dwight A. Steffensen
                                          Chairman of the Board and Chief
                                           Executive Officer

                                   IMPORTANT

  For your convenience in voting, a new proxy card and new ballot have been enclosed with this Supplement. However, if you have already returned and not revoked the proxy card and/or ballot included with the Proxy Statement/Prospectus and you do not wish to change your vote, your previously executed proxy card and/or ballot will be voted at the Stockholders' Meeting or any further adjournment thereof in accordance with the instructions contained therein.

  As described in the Proxy Statement/Prospectus, adoption of the Proposals requires the presence of a quorum at the Stockholders' Meeting, either in person or by proxy. Thus, withholding of a proxy may result in preventing the presence of a quorum. However, voting on the Prepackaged Plan does not require the presence of a quorum, so withholding a ballot or submitting a ballot marked "abstain" will not have any effect on the outcome of the voting on the Prepackaged Plan. Only ballots marked "accept" or "reject" will be counted.

  If you have any questions regarding the terms of the Proposals or the Prepackaged Plan, the procedure for voting your shares of Old Common Stock with respect to either the Proposals or the Prepackaged Plan, or any other aspect of the Restructuring, please call the Information Agent:

                      (LOGO OF MACKENZIE PARTNERS, INC.)
                               156 Fifth Avenue
                           New York, New York 10010
                         (212) 929-5500 (call collect)
                                      or
                         CALL TOLL FREE (800) 322-2885

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                                 SUPPLEMENT TO
                             OFFER TO EXCHANGE AND
                         SOLICITATION OF ACCEPTANCES OF
                       PREPACKAGED PLAN OF REORGANIZATION

                                      AND

                                 SUPPLEMENT TO
                         PROXY STATEMENT/PROSPECTUS AND
                  SOLICITATION OF PREPACKAGED PLAN ACCEPTANCES

                                       OF

                                 MERISEL, INC.

  THE SPECIAL MEETING OF STOCKHOLDERS HAS BEEN RESCHEDULED FOR 10:00 A.M., LOS ANGELES TIME, ON SEPTEMBER 18, 1997, AND THE VOTING DEADLINE TO ACCEPT OR REJECT THE PREPACKAGED PLAN AND THE DEADLINE FOR THE EXCHANGE OFFER HAS BEEN EXTENDED TO 5:00 P.M., NEW YORK CITY TIME, ON SEPTEMBER 18, 1997, UNLESS EXTENDED.

  All capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Exchange Restructuring Prospectus, dated July 31, 1997.

  Whether or not you have signed and returned your proxy (for Stockholders) relating to the proposals to be considered and voted upon at the Special Meeting of Stockholders, which has been rescheduled to be held on September 18, 1997 at 10:00 a.m., Los Angeles time, at the Company's headquarters located at 200 Continental Boulevard, El Segundo, California (the "Stockholders' Meeting"), your letter of transmittal for tendering 12.5% Notes pursuant to the Exchange Offer (for Noteholders), and/or ballot (for both Stockholders and Noteholders) relating to the Prepackaged Plan, you should carefully consider the changes to the Exchange Offer and Prepackaged Plan described herein. With respect to Stockholders who have already signed or returned a properly completed proxy, that proxy will continue to be valid and be voted at the Stockholders' Meeting unless revoked by such Stockholders prior to the Stockholders' Meeting. Proxies may be revoked by returning a proxy bearing a later date, by giving written notice of revocation to the Secretary of the Company or by attending the Stockholders' Meeting and voting in person. With respect to Noteholders who have already signed or returned a properly completed letter of transmittal, that letter of transmittal will continue to be valid and 12.5% Notes tendered pursuant thereto will be tendered upon consummation of the Exchange Offer unless withdrawn prior thereto. Letters of transmittal may be withdrawn, subject to the procedures described in Part A to the Exchange Restructuring Prospectus, at any time before they are accepted for exchange by the Company. With respect to both Stockholders and Noteholders who have already signed and returned a properly completed ballot for the Prepackaged Plan, that ballot will continue to be valid and will be counted unless revoked before 5:00 p.m., New York City time, on September 18, 1997 by returning a ballot bearing a later date or by giving written notice of revocation to the Voting Agent. An additional proxy (for Stockholders) or letter of transmittal (for Noteholders) and ballot (for Stockholders and Noteholders) are enclosed herewith. The record date of July 22, 1997 for all matters will remain the same.

  The Exchange Offer is subject to certain terms and conditions. See "Changes in Terms and Conditions of Exchange Offer and Prepackaged Restructuring" below and "Tendering and Voting Procedures--Conditions" in the Exchange Restructuring Prospectus, dated July 31, 1997.

  THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                                  -----------

              The date of this Supplement is September [  ], 1997

  This supplement (the "Supplement") amends and supplements the Proxy Statement/Prospectus and Solicitation of Prepackaged Plan Acceptances, dated July 31, 1997 (the "Proxy Statement/Prospectus"), and the Offer to Exchange and Solicitation of Acceptances of Prepackaged Plan of Reorganization, dated July 31, 1997 (the "Exchange Restructuring Prospectus") of Merisel, Inc., a Delaware corporation ("Merisel" or the "Holding Company" and together with its operating subsidiaries, unless the context otherwise requires, the "Company"). Except as set forth in this Supplement, the terms and conditions of the Restructuring remain as stated in the Proxy Statement/Prospectus and the Exchange Restructuring Prospectus.

  Subsequent to the mailing of the Proxy Statement/Prospectus and the Exchange Restructuring Prospectus, the Company has disclosed that it has been in active discussions with the Ad Hoc Noteholders' Committee with regard to improving the terms of the Restructuring for Stockholders. Unfortunately, after more than three weeks of discussions, the Company and the Ad Hoc Noteholders' Committee have been unable to reach an agreement. The Company also disclosed that it has received several revised proposals from Stonington which the Company believes must be considered by Stockholders in deciding how to vote. These developments are summarized below.

1. RECENT DEVELOPMENTS

 The August 8 Stonington Proposal

  On August 8, 1997, the Company received a new proposal from Stonington (the "August 8 Stonington Proposal") which amended the original Stonington Proposal discussed in the Proxy Statement/Prospectus and the Exchange Restructuring Prospectus. The August 8 Stonington Proposal was made subject to execution of definitive agreements and the termination of the Limited Waiver Agreement either with the Noteholders' consent or by a negative Stockholder vote with respect to the New Common Stock Issuance and the Prepackaged Plan. Assuming such conditions were met, under the August 8 Stonington Proposal, as an alternative to a direct equity investment of $152 million in the Company, Stonington would loan $152 million to the Company in the form of a convertible debt instrument to refinance the debt outstanding under the Operating Companies' Loan Agreements. A portion of the convertible debt would be immediately convertible into 19% of the common stock of the Company and the remainder of the debt would be convertible (subject to Stockholder approval in a separate Stockholders' meeting) for an aggregate total of 63.5% of the common stock of the Company with Stockholders retaining 36.5% of the common stock of the Company. Thus, the convertible debt would be convertible into an aggregate of 10,482,800 shares of New Common Stock at $14.50 per share (after giving effect to the Reverse Split). The August 8 Stonington Proposal also permitted the Company to offer certain incentives to the Noteholders, including the payment of up to $200 per $1,000 face amount of 12.5% Notes outstanding and the elimination of the optional redemption feature of the indenture (the "Indenture") governing the 12.5% Notes, in exchange for their agreement to support the August 8 Stonington Proposal and their agreement not to exercise their right under the Indenture to cause the Company to purchase their 12.5% Notes upon a Change of Control (as defined in the Indenture).

  The convertible debt would act as a bridge loan, with $138.8 million of such notes maturing on January 31, 1998 (the "Maturity Date") and the remaining $13.2 million to mature over the period between the Maturity Date and March 10, 2000. The convertible debt would bear an initial interest rate of 11.5% per annum, increasing at the rate of an additional 1% per month commencing two months after the issuance of the convertible debt, subject to a cap of 18% per annum. Such interest would be payable either in cash or with additional debt which would likewise be convertible into common stock of the Company. The convertible debt would be redeemable in whole but not in part at any time prior to maturity at the option of the Company at par plus accrued interest plus a prepayment premium of 8% (the "Redemption Price"). Upon a change of control of the Company or an agreement by the Company to effect a change of control, the holders of the convertible debt would have the right to require the Company to purchase the convertible debt at the Redemption Price. In addition, pursuant to the August 8 Stonington Proposal, Stonington would provide the Company with a $50 million bridge loan and would assist the Company in obtaining a permanent working capital facility.

  The Company shared the August 8 Stonington Proposal with the Ad Hoc Noteholders' Committee, and presented to them for their consideration the incentives described in the August 8 Stonington Proposal. Representatives of the Ad Hoc Noteholders' Committee advised the Company that they would not terminate the Limited Waiver Agreement to permit the August 8 Stonington Proposal to be implemented and they rejected the incentives offered thereby.

 The August 11 Alternative Stonington Proposal

  On August 11, 1997, Stonington made an alternative proposal (the "August 11 Alternative Stonington Proposal"), conditioned on execution of definitive documentation and on Noteholders agreeing (i) to terminate the Limited Waiver Agreement, and (ii) not to exercise their right under the Indenture to cause the Company to purchase their 12.5% Notes upon a Change of Control such as the acquisition contemplated by the August 8 Proposal. Assuming such conditions were met, the August 11 Alternative Proposal provided that Stonington would loan $152 million to the Company in the form of a convertible debt instrument to refinance the debt outstanding under the Operating Companies' Loan Agreements. Pursuant to the terms of this convertible debt instrument, Stonington would be able to convert such debt into 10,059,563 shares of New Common Stock at $15.11 per share (after giving effect to the Reverse Split). These shares would represent approximately 62.6% of the shares of New Common Stock outstanding immediately following the conversion of such debt. The August 11 Alternative Proposal contained the same incentive provisions for the Noteholders as the August 8 Stonington Proposal, except that it increased the potential payment to Noteholders to $250 per $1,000 face amount of 12.5% Notes outstanding and, in addition, permitted the Company to offer warrants exercisable for a nominal amount over a five-year period to purchase up to approximately 7.2% of the common stock of the Company. Upon exercise of the warrants, Stonington, the Noteholders and the Stockholders as of immediately prior to the consummation of the transaction would own approximately 58.1%, 7.2% and 34.7% of the common stock of the Company, respectively.

  The Company shared the August 11 Alternative Proposal with the Ad Hoc Noteholders' Committee and presented to them for their consideration the incentives described in the August 11 Alternative Proposal. The Ad Hoc Noteholders Committee advised the Company that it would not terminate the Limited Waiver Agreement notwithstanding the August 11 Alternative Proposal and Stonington's proposed incentives. Because the August 11 Alternative Proposal was conditioned upon the Noteholders' consenting to terminate the Limited Waiver Agreement, the August 11 Alternative Proposal has been withdrawn.

 The Revised Stonington Proposal

  On August 29, 1997, Stonington made a new alternative proposal (the "Revised Stonington Proposal") which amended the August 8 Stonington Proposal. The Revised Stonington Proposal is also conditioned on the execution of definitive documents and the termination of the Limited Waiver Agreement either with the Noteholders' consent or by a negative Stockholder vote with respect to the New Common Stock Issuance and the Prepackaged Plan. Assuming such conditions were met, the Revised Stonington Proposal provides that, as an alternative to a direct equity investment of $152 million in the Company, Stonington would lend $152 million to the Company in the form of a convertible debt instrument in order to refinance substantially all of the indebtedness outstanding under the Operating Companies' Loan Agreements. A portion of this debt would be immediately convertible into 19% of the common stock of the Company and the remainder of the debt would be convertible (subject to stockholder approval in a separate stockholders' meeting) into shares of common stock that, together with the initial conversion amount, would aggregate 62.4% of the common stock of the Company. Under the Revised Stonington Proposal, existing Stockholders would retain 37.6% of the common stock of the Company. Thus, the convertible debt would be convertible into an aggregate of 10 million shares of New Common Stock at $15.20 per share (after giving effect to the Reverse Split).

  The Revised Stonington Proposal also eliminated all proposed incentive payments to the Noteholders. The other terms of the convertible debt under the Revised Stonington Proposal are identical to those set forth in the August 8 Stonington Proposal. In addition, on September 3, 1997, the Company received a letter from Stonington extending the termination date of the Revised Stonington Proposal (which would have terminated on September 4, 1997) to the earlier of (i) three days following the date of termination of the Limited Waiver Agreement and (ii) October 31, 1997. In exchange, the Company modified the circumstances in which it would pay the fees and expenses of Stonington, in the amounts previously agreed to upon the expiration or, under certain circumstances, termination of the Revised Stonington Proposal.

 Discussions with the Ad Hoc Noteholders' Committee

  Prior to the Company's receipt of the August 8 Stonington Proposal, representatives of the Ad Hoc Noteholders' Committee expressed their willingness to discuss amending the Restructuring to provide for Stockholders to retain a higher percentage of the outstanding equity of the Company following the Restructuring. However, the parties were unable to reach an agreement as to the terms of such an amendment.

  The last proposal made by the Ad Hoc Noteholders' Committee which was under discussion prior to August 29, 1997, the originally scheduled date for the Stockholders' Meeting, provided that the Noteholders would receive 70% of the shares of New Common Stock outstanding immediately following consummation of the Restructuring, and Stockholders would retain 30% of such shares of New Common Stock (after giving effect to the Reverse Split and assuming 100% of the 12.5% Notes are tendered in the Exchange Offer). Stockholders would also receive warrants to purchase up to 7.5% of the shares of New Common Stock outstanding immediately following consummation of the Restructuring at an exercise price of $13.71 per share (after giving effect to the Reverse Split). This proposal would also have reduced the Minimum Tender Condition from 100% to 80% of the outstanding principal amount of 12.5% Notes, and would have released the Company from any liability to the Consenting Noteholders with respect to the original Restructuring. The proposal also contemplated a rights offering following the Restructuring to allow holders of New Common Stock to purchase $50 million of New Common Stock from the Company at 15% below the market price of the New Common Stock at such time. In the event Stockholders elected to purchase less than $50 million of New Common Stock, the Noteholders would have been obligated to make such purchase up to a maximum of $25 million.

  The proposal would have prohibited the Company from engaging in discussions with or providing any information to any party seeking to enter into an alternative restructuring plan with the Company (including Stonington). Furthermore, in the event that the requisite number of Stockholders did not vote in favor of the Charter Amendment and the New Common Stock Issuance and an amended prepackaged plan which reflected the terms of the revised agreement, the Company would have been required to seek confirmation of the amended prepackaged plan pursuant to the "cramdown" provision of Section 1129(b) of the Bankruptcy Code. Finally, in the event that the restructuring contemplated by this proposal was not confirmed by a Bankruptcy Court and the Company entered into a change of control transaction (as defined in the proposal) with any other party, the Noteholders would have had the option of requiring the Company to purchase their 12.5% Notes for 120% of their par value (or $150 million) plus accrued and unpaid interest (the "Change of Control Put").

  The Company expressed its willingness to enter into this agreement, the definitive terms of which had been fully negotiated. However, the Ad Hoc Noteholders' Committee conditioned its willingness to execute such an agreement upon the written agreement of Stonington to withdraw all outstanding proposals and Stonington's agreement not to purchase or make any offers to purchase any stock of the Company for a period of approximately ten months in exchange for a release from the Noteholders of their claims against Stonington for tortious interference of contract. The Company and representatives of the Ad Hoc Noteholders' Committee requested such an agreement from Stonington but Stonington declined to sign such an agreement. Notwithstanding this rejection by Stonington, the Company reiterated its willingness to enter into the previously negotiated agreement, and reaffirmed its willingness to cease all further discussions with Stonington with respect to any alternative transaction. However, the Ad Hoc Noteholders' Committee continued to insist on an agreement from Stonington or, as an alternative to an agreement by Stonington, the Ad Hoc Noteholders' Committee proposed that the Company agree to pay a termination fee of $25 million (the "Termination Fee"), in addition to the Change of Control Put, if the Company terminated its agreement with the Noteholders in order to pursue a transaction with any other party or if the revised Prepackaged Plan was not confirmed by the Bankruptcy Court.

  The Company rejected the Noteholders' proposal and discussed several alternatives with the Noteholders, but no agreement was reached. Accordingly, the Company informed the Ad Hoc Noteholders' Committee that it intends to proceed with the Stockholder vote on the Restructuring as originally proposed in the Proxy Statement/Prospectus and the Exchange Restructuring Prospectus. To that end, the Company has obtained an extension of the agreement termination event date to September 18, 1997 from 100% of the original parties to the Limited Waiver Agreement, and is seeking a waiver of the agreement termination event date under the Extension of the Operating Companies' Loan Agreements to September 30, 1997.

  The members of the Ad Hoc Noteholders' Committee have reiterated their threat to commence legal action against the Company if their original Restructuring proposal is not implemented, alleging that the Company has breached the Limited Waiver Agreement. The Company does not believe that the Ad Hoc Noteholders' Committee members' claims for breach are valid, and it intends to defend itself vigorously should a suit be commenced. See "3. Additional Risk Factors--Risk of Litigation with Noteholders" below.

  The Ad Hoc Noteholders' Committee has also informed the Company of its members' intent to cause the acceleration of all outstanding indebtedness under the 12.5% Notes in the event that the Stockholders fail to approve the Charter Amendment and the Company does not immediately seek to implement the Restructuring through the Prepackaged Plan. In order to minimize the effect of this threat, the Company has deposited unpaid interest of approximately $8 million with the trustee for the 12.5% Notes and has instructed the trustee to pay this money immediately to the Noteholders if an agreement termination event occurs under the Limited Waiver Agreement. In addition, the Company intends to pay the $40 million of amortization payments due to the lenders under the Operating Companies' Loan Agreements on the date any such interest payment is made. Upon such payments, the Company believes it will be in full compliance with all of its outstanding debt obligations. Accordingly, the Company does not believe the Noteholders will be able to cause the acceleration of their indebtedness. However, should the Company be unable to refinance a substantial portion of its remaining debt during the fourth quarter, the Company's ability to maintain adequate trade credit and inventory levels could be adversely affected, which would in turn have an adverse impact on the Company's operations. See "3. Additional Risk Factors--Elimination of Waivers" below.

2. RECOMMENDATION OF THE BOARD

  The Board has compared the terms of the Restructuring and the Revised Stonington Proposal in light of a financial analysis provided by its financial advisor, DLJ. The financial analysis calculated the equity value attributable to existing Stockholders at total equity values of the Company of $200 million, $250 million and $300 million. The calculations are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such calculations. DLJ did not attribute any particular weight or importance to any assumptions used in such calculations.

  The per share equity value and the aggregate equity value attributable to the existing Stockholders were calculated by adding the existing Stockholders' share of the pro forma equity to the estimated value of the warrants. The estimated value of the warrants under the Restructuring was calculated in two ways: (i) by estimating the market value of the warrants and (ii) by determining the intrinsic value of the warrants. The market value of the warrants was estimated using the Black-Scholes option valuation model assuming
(i) a volatility of Merisel of 50.2%, which equals the average of the volatility of Ingram Micro, Inc. (from Ingram Micro, Inc's initial public offering on November 1, 1996 through September 2, 1997) and Tech Data Corporation (from August 30, 1996 through September 2, 1997) and (ii) a seven year risk free treasury rate of 6.255%. The intrinsic value of the warrants was determined by subtracting the exercise price of the warrants from the market price of the common stock where the market price of the common stock exceeded the exercise price of the warrants.

  The following table presents a summary of the calculations considered by the Board.

                           ASSUMING $200 MILLION    ASSUMING $250 MILLION     ASSUMING $300 MILLION
                                EQUITY VALUE             EQUITY VALUE              EQUITY VALUE
                          ------------------------ ------------------------  ------------------------
                                             (IN MILLIONS, EXCEPT PER SHARE DATA)
                           REVISED                  REVISED                   REVISED
                          STONINGTON  NOTEHOLDER   STONINGTON  NOTEHOLDER    STONINGTON  NOTEHOLDER
                           PROPOSAL  RESTRUCTURING  PROPOSAL  RESTRUCTURING   PROPOSAL  RESTRUCTURING
                          ---------- ------------- ---------- -------------  ---------- -------------
Total Shares of Common
 Stock Outstanding:
 Pre-Reverse Split(1)...      80.1       150.4         80.1       150.4          80.1       150.4
 Post-Reverse Split.....      16.0        30.1         16.0        30.1          16.0        30.1
Total Shares of Common
 Stock Held by
 Stockholders of Record
 on July 22, 1997:
 Pre-Reverse Split......      30.1        30.1         30.1        30.1          30.1        30.1
 Post-Reverse Split.....       6.0         6.0          6.0         6.0           6.0         6.0
Total Warrants
 Outstanding:
 Pre-Reverse Split......         0        26.3            0        26.3             0        26.3
 Post-Reverse Split.....         0         5.3            0         5.3             0         5.3
Existing Stockholder
 Ownership Percentage
 Post-Transaction.......      37.6%       20.0%(2)     37.6%       26.4%(3)      37.6%       31.9%(4)
EQUITY VALUE
 ATTRIBUTABLE TO
 EXISTING STOCKHOLDERS:
Per-Share Equity Value
 Including Estimated
 Market Value of
 Warrants:
 Pre-Reverse Split......    $ 2.50       $1.93       $ 3.12      $ 2.48        $ 3.75      $ 3.05
 Post-Reverse Split.....    $12.49       $9.65       $15.61      $12.42        $18.73      $15.23
Per-Share Equity Value
 Including Estimated
 Intrinsic Value of
 Warrants:
 Pre-Reverse Split......    $ 2.50       $1.33       $ 3.12      $ 1.74        $ 3.75      $ 2.24
 Post-Reverse Split.....    $12.49       $6.65       $15.61      $ 8.69        $18.73      $11.20
Aggregate Equity Value
 Including Estimated
 Market Value of
 Warrants...............    $ 75.1       $58.0       $ 93.9      $ 74.7        $112.7      $ 91.6
Aggregate Equity Value
 Including Estimated
 Intrinsic Value of
 Warrants...............    $ 75.1       $40.0       $ 93.9      $ 52.3        $112.7      $ 67.4

--------
(1) References to a Reverse Split are to a one-for-five reverse split of the common stock of the Company.

(2) Assumes both the Series A Warrants and the Series B Warrants are "out of the money" and unexercised.

(3) Assumes only the Series A Warrants are "in the money" and exercised.

(4) Assumes both the Series A Warrants and the Series B Warrants are "in the money" and exercised.

  In light of this analysis, the Board has determined that the Revised Stonington Proposal is economically more attractive to the Stockholders than the Restructuring, although such proposal, by its terms, cannot be accepted unless the Limited Waiver Agreement is terminated with Noteholder consent or by a negative Stockholder vote with respect to the New Common Stock Issuance and the Prepackaged Plan. Accordingly, the Board has decided to proceed with the vote on the Restructuring and to withdraw its recommendation and be neutral with respect to the Stockholder votes on the New Common Stock Issuance and the Prepackaged Plan.

  Accordingly, the Board believes that Stockholders should make their own decision regarding the benefits and risks of the Restructuring and has decided to withdraw its recommendation and not to take a position with respect to the Stockholder votes on the New Common Stock Issuance and the Prepackaged Plan. However, Stockholders should be aware that due to the significant disparity in value between the Restructuring and the Revised Stonington Proposal, the individual members of the Board and senior management of the Company that own common stock of the Company have informed the Company that they intend to vote their shares against the New Common Stock Issuance and the Prepackaged Plan.

  Because the Charter Amendment would provide the Company with more shares of authorized stock to issue in any financial restructuring which may take place, the Board continues to recommend that Stockholders vote FOR this proposal. However, Stockholders should be aware that should the Charter Amendment receive the requisite number of affirmative votes, and should 100% of the 12.5% Notes be tendered in the Exchange Offer, the Company will be obligated to consummate the Exchange Restructuring under the terms of the Limited Waiver Agreement (as described in the Proxy Statement/Prospectus). The Company believes that the tender of 100% of the 12.5% Notes is unlikely and the Company does not presently intend to waive this condition.

  In the event that less than 100% of the 12.5% Notes are tendered in the Exchange Offer, and the requisite number of Stockholders do not vote in favor of the New Common Stock Issuance and the Prepackaged Plan, the Company intends to enter into definitive agreements with respect to the Revised Stonington Proposal as soon as possible. Alternatively, the Company may consider other means of refinancing its indebtedness. Stonington has advised the Company that all funds necessary to fund the Revised Stonington Proposal are presently available.

  The Company believes, however, that even if it were to seek confirmation of the Prepackaged Plan pursuant to the "cramdown" provisions of the Bankruptcy Code, there are significant doubts as to the ability of the Company to confirm the Prepackaged Plan for the reasons described below. See "4. Nonconsensual Confirmation of the Prepackaged Plan."

3. ADDITIONAL RISK FACTORS

  The following risk factors amend and supplement the risk factors contained in the Proxy Statement/Prospectus and the Exchange Restructuring Prospectus and should be read in conjunction with such risk factors to understand the risks associated with the Restructuring.

 Risk of Litigation with Noteholders

  The Ad Hoc Noteholders' Committee has informed the Company of its belief that the Limited Waiver Agreement requires the Company to recommend the Proposals and, in the event that Stockholders do not vote in favor of the Charter Amendment or the Prepackaged Plan, to file the Prepackaged Plan and to seek confirmation pursuant to the "cramdown" provisions of Section 1129(b) of the Bankruptcy Code.

  The Company strongly disputes this interpretation of the Limited Waiver Agreement and is seeking a declaratory judgment in Delaware Chancery Court confirming that (i) neither the Board nor the Company is obligated under the Limited Waiver Agreement to recommend the Restructuring, and (ii) the Company is not obligated to seek confirmation of the Prepackaged Plan by means of the "cramdown" provisions of the Bankruptcy Code. However, it is almost certain that the court will not rule before the Stockholders' Meeting.

  Should the Exchange Offer not be consummated and the Company not file the Prepackaged Plan, the Company believes it is likely that a lawsuit will be filed against the Company by certain holders of the Company's 12.5% Notes. Regardless of the ultimate outcome, this lawsuit could create uncertainty over the financial condition of the Company, which may cause vendors to restrict the terms on which they supply products to the Company. In addition, the Company believes that it is likely that its competitors will try to use any publicity regarding the litigation to their advantage with respect to Merisel's customers. Any restrictions imposed by vendors or loss of customers could cause the Company to suffer a material adverse change in its operations and financial stability. Moreover, no assurance can be given that the ultimate outcome of such a dispute would not be materially adverse to the Company.

 Elimination of Waivers

  The Ad Hoc Noteholders' Committee has also informed the Company of its members' intent to cause the acceleration of the maturity of all outstanding indebtedness under the 12.5% Notes in the event that the

Stockholders fail to approve the Charter Amendment and the Company does not immediately seek to implement the Restructuring through the Prepackaged Plan.

  However, the Company has deposited the accrued but unpaid interest with respect to the interest payment originally due on June 30, 1997 of approximately $8 million with the trustee for the 12.5% Notes and has instructed the trustee to pay this money to the Noteholders if an agreement termination event occurs under the Limited Waiver Agreement. In addition, the Company will make the $40 million of amortization payments due under the Operating Companies' Loan Agreements on the date any such interest payment is made. Upon such payments, the Company believes it will be in full compliance with all of its outstanding debt obligations and will continue to explore its refinancing options. Accordingly, upon payment of such interest, the Company does not believe the Noteholders will have the right to accelerate the payment of their indebtedness. Should the Company be required to make the payments described above, and should the Company be unable to refinance a substantial portion of its remaining debt during the fourth quarter, the Company's ability to maintain adequate trade credit and inventory levels would be adversely affected, which would in turn have an adverse impact on the Company's operations.

 Potential De-listing of the Common Stock

  On August 7, 1997, the Company met with representatives of the NASD regarding the potential de-listing of the Old Common Stock in connection with the Company's current non-compliance with the net tangible assets test required for continued listing on the Nasdaq National Market. At that hearing, the Company presented the terms of the Restructuring to the NASD and indicated that, should the Restructuring be consummated, the Company would then be in full compliance with all of the NASD's requirements for continued listing on the Nasdaq National Market. The NASD responded by granting the Company an exception with respect to such test until October 1, 1997, by which time the Company must make a public filing with the Securities and Exchange Commission and the NASD demonstrating compliance with all requirements for continued listing on the Nasdaq National Market. In addition, should the Company accept the Revised Stonington Proposal, Stonington has indicated its willingness to consider the immediate conversion of approximately $10 million of debt to common equity, which would bring the Company into compliance with all applicable listing criteria of the Nasdaq National Market. Should the Company fail to so demonstrate full compliance by such date, the NASD has indicated that the Company's securities will be immediately de-listed from the Nasdaq National Market. If the common stock of the Company were de-listed from the Nasdaq National Market, there could be an adverse effect on the liquidity of the market for the Company's common stock.

4. NONCONSENSUAL CONFIRMATION OF THE PREPACKAGED PLAN

  In the event that Impaired Class 6 (Old Common Stock) does not accept the Prepackaged Plan, the Bankruptcy Court may nevertheless confirm the Prepackaged Plan at the Company's request pursuant to the "cramdown" provisions of the Bankruptcy Code. The Prepackaged Plan may be confirmed pursuant to these provisions if Class 4 (12.5% Notes) has accepted the Prepackaged Plan and the Bankruptcy Court determines that the Prepackaged Plan "does not discriminate unfairly" and is "fair and equitable" with respect to Class 6. This "fair and equitable" test has been interpreted to require the Bankruptcy Court to determine that no class of creditors or interest holders that is senior to the nonaccepting class receives or retains more under the plan than the allowed amount of its claims or interests, as the case may be. See 7 L. King, Collier on Bankruptcy (P) 1129.04[4][a][ii] (15th rev. ed.
1997). Here, the aggregate claims of Class 4 are $125 million (the par value of the 12.5% Notes) plus accrued and unpaid interest.

  The Consenting Noteholders have rejected incentives proposed by Stonington in the August 11 Alternative Stonington Proposal that, together with the market value of 12.5% Notes, the Company believes aggregate in excess of 150% of the par value of the 12.5% Notes. The Company believes that this strongly implies that the Consenting Noteholders believe the value to be received by them in the Restructuring provides a significant premium over the outstanding principal and accrued interest owed on the 12.5% Notes (which would be reinstated under the Revised Stonington Proposal) and, accordingly, creates great uncertainty over the ability of a Bankruptcy Court to confirm the Prepackaged Plan on a nonconsensual basis.

5. REVISED LIQUIDATION ANALYSIS

  The "best interest" test that must be met in order to confirm a chapter 11 reorganization plan compares the value of recoveries that Classes of Claims and Classes of Interests are to receive under a plan with what they would receive in a hypothetical liquidation of the debtor in a chapter 7 case on the date of confirmation of the chapter 11 plan. In the Restructuring, the assets of Merisel would consist principally of the stock of the Operating Companies. Therefore, the evaluation of the recoveries of Classes of Claims and Interests both under the Prepackaged Plan and upon a hypothetical liquidation of Merisel starts with a valuation of the stock of the Operating Companies as a going concern. In addition, the liquidation analysis on which application of the "best interest" test in chapter 11 is based assumes a hypothetical analysis, not an analysis based on an actual, pending alternative sale of the assets of the debtor if the chapter 11 plan is not confirmed.

  The hypothetical liquidation value analysis contained in the Disclosure Statement was calculated on Merisel's estimate of a total enterprise value for the Company derived as a market-based multiple of projected earnings before interest, taxes, depreciation and amortization ("EBITDA"), less a discount of 25% resulting from a hypothetical rapid sale in a chapter 7 case. While an EBITDA-multiple valuation is one accepted method of valuing an operating company, such as the Operating Companies that would be sold in a hypothetical liquidation of Merisel, it is not the only accepted method, nor is the hypothetical Discount for Chapter 7 Sale of 25% assumed in the analysis for a chapter 7 liquidation the only accepted factor used in determining hypothetical liquidation proceeds.

  The Chapter 7 Liquidation Analysis set forth in the Disclosure Statement did not consider any valuation of the Operating Companies implied by the original Stonington Proposal. However, as described above in this Supplement, there have been additional developments since the completion of that liquidation analysis. The Revised Stonington Proposal could be read to imply a total enterprise value for the Company of approximately $400 million (rather than the EBITDA-multiple based value of $276.8 million stated in the liquidation analysis). In addition, the rejection by members of the Ad Hoc Noteholders' Committee of certain incentives proposed by Stonington in the August 11 Alternative Stonington proposal could be interpreted to imply a total enterprise value for the Company of over $400 million.

  The presence of the recent developments described above and the current situation, in which matters relating to valuation have not been resolved, suggest that it would be difficult to determine now with reasonable certainty a hypothetical liquidation value in a chapter 7 case for Merisel and therefore whether the Prepackaged Plan meets the best interest test as to Class 6. If the Bankruptcy Court were to substitute the Total Enterprise Value of $400 million in lieu of the $276.8 million EBITDA-multiple based valuation, then the determination of whether the Prepackaged Plan satisfies the "best interest test" could depend on the size of the discount factor, if any, applied to such hypothetical valuation. Such valuation could also depend on numerous other factors, including the interest of potential acquirors in purchasing the stock of the Operating Companies at that time.

6. MARKET PRICES OF OLD COMMON STOCK; DIVIDEND HISTORY

  The following table sets forth the quarterly high and low sale prices for the Old Common Stock as reported by the Nasdaq National Market.

                                                                  HIGH     LOW
                                                                 ------- -------
     FISCAL YEAR 1995
       First quarter............................................ 8 1/2   3 7/8
       Second quarter........................................... 7 3/4   4 1/2
       Third quarter............................................ 8 3/8   5 1/2
       Fourth quarter........................................... 6 5/8   4 1/8
     FISCAL YEAR 1996
       First quarter............................................ 5 7/8   2 1/4
       Second quarter........................................... 5 1/16  2 1/4
       Third quarter............................................ 3 13/16 1 13/16
       Fourth quarter........................................... 2 5/16  1 5/8
     FISCAL YEAR 1997
       First quarter............................................ 2 1/2   1 9/16
       Second quarter........................................... 2 7/16  1 1/32
       Third quarter (through September 3, 1997)................ 4       1 7/8

  On April 11, 1997, the trading day immediately prior to the date that the Company announced its intention to pursue the Restructuring, the closing sale price for the Old Common Stock was $1 15/16 per share. On July 14, 1997, the trading day immediately prior to the date that the Company announced the terms of the original Stonington Proposal, the closing sale price for the Old Common Stock was $2 1/32 per share. On August 29, 1997, the trading day immediately prior to the date that the Company announced the terms of the Revised Stonington Proposal, the closing sale price for the Old Common Stock was $3 9/16 per share. On September 3, 1997, the closing sale price for the Old Common Stock was $4 per share.

  The Old Common Stock is currently traded on the over-the-counter market and is quoted on the Nasdaq National Market System under the symbol "MSEL." As of the Record Date, 30,078,495 shares of Old Common Stock were outstanding, and there were approximately 1,255 record holders of Old Common Stock. Merisel has never declared or paid and does not expect to declare or pay dividends on the outstanding Old Common Stock. Restrictions contained in the instruments governing the outstanding indebtedness of Merisel restrict its ability to provide funds that might otherwise be used by Merisel for the payment of dividends on the Old Common Stock. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS--Liquidity and Capital Resources."

                                                            September [  ], 1997

                                                                         ANNEX I


PROXY                            MERISEL, INC.
IF NOT OTHERWISE SPECIFIED, THIS PROXY WILL BE VOTED FOR THE PROPOSALS REFERRED
                            TO IN (1), (2), AND (3)

  The undersigned hereby appoints Dwight A. Steffensen and James E. Illson and each of them the undersigned's true and lawful attorneys and proxies (with full power of substitution in each) to vote all Common Stock of Merisel, Inc. (the "Company"), standing in the undersigned's name, at the Special Meeting of Stockholders (the "Stockholders' Meeting") of the Company to be held at 200 Continental Boulevard, El Segundo, California, on September 18, 1997 at
10:00 a.m., Los Angeles time, upon those matters as described in the Proxy Statement/Prospectus and the Supplement for the Stockholders' Meeting and such other matters as may properly come before such meeting or any adjournments thereof. The Stockholder votes with respect to the New Common Stock Issuance will not be effective unless and until the Charter Amendment is approved at the Stockholders' Meeting and filed with the Secretary of State of Delaware and the Exchange Restructuring has been consummated, in which event the Charter Amendment will become effective either immediately prior to or contemporaneously with the consummation of the Exchange Restructuring. The Board of Directors has reserved the right, pursuant to Delaware law, to abandon the Charter Amendment even if the Company's Stockholders authorize the Charter Amendment.

  A vote FOR the Charter Amendment and the Stock Award and Incentive Plan as described in the Proxy Statement/Prospectus and the Supplement for the Stockholders' Meeting is recommended. The Board makes no recommendation with respect to the New Common Stock Issuance.

  1. Approve the Charter Amendment

                 [_] FOR          [_] AGAINST       [_] ABSTAIN

  2. Approve the New Common Stock Issuance

                 [_] FOR          [_] AGAINST       [_] ABSTAIN

  3. Approve the Stock Award and Incentive Plan

                 [_] FOR          [_] AGAINST       [_] ABSTAIN

  If any other business is transacted at the Stockholders' Meeting, the Proxy shall be voted in accordance with the best judgment of the above-named attorneys and proxies.
                           Continued on Reverse Side



                                 MERISEL, INC.
                             PROXY FOR COMMON STOCK

 PROXY SOLICITED BY THE BOARD OF DIRECTORS FOR SPECIAL MEETING OF STOCKHOLDERS
                               SEPTEMBER 18, 1997

                                                  Dated: ________________, 1997

                                                  -----------------------------
                                                   (Signature of Stockholder)


                                                  -----------------------------
                                                   (Signature of Stockholder)

                                                  Please sign your name
                                                  exactly as it appears
                                                  hereon. If acting as
                                                  attorney, executor, trustee,
                                                  or in other representative
                                                  capacity, please sign name
                                                  and title. If stock is held
                                                  jointly, each joint owner
                                                  should sign.

                                                  PLEASE SIGN, DATE AND RETURN
                                                  PROMPTLY IN THE ENCLOSED
                                                  ENVELOPE